DLA Piper LLP (US)
401 Congress Avenue, Suite 2500
Austin, Texas 78701-3799
www.dlapiper.com
Samer Zabaneh
samer.zabaneh@dlapiper.com
T 512.457.7126
F 512.721.2226

February 14, 2020

Via Edgar

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:

Kathleen Krebs, Special Counsel

Bernard Nolan, Attorney-Advisor

Stephen Krikorian, Accounting Branch Chief

Melissa Walsh, Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance Office of Technology

Washington, D.C. 20549

Re:	BigCommerce Holdings, Inc. Confidential Draft Registration Statement on Form S-1 Submitted January 9, 2020 CIK No. 0001626450

Ladies and Gentlemen:

On behalf of BigCommerce Holdings, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated February 5, 2020 with respect to the Company’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). This letter is being submitted together with Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement, which has been revised to address various of the Staff’s comments. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. For the Staff’s convenience, we are also sending, by courier, copies of this letter and marked copies of Amendment No. 1 that reflect changes made to the Draft Registration Statement.

Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Draft Registration Statement.

Division of Corporation Finance

February 14, 2020

Prospectus Summary

Overview, page 1

1.    You refer to your annual revenue run-rate (“ARR”) for the periods presented here and throughout the prospectus. Please define the ARR metric here or provide a cross-reference to such disclosure.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 3 of Amendment No. 1 to provide the requested cross-reference.

Market Size and Opportunity, page 4

2.    You state that you believe your total addressable market is materially larger than ecommerce platform spend due to the additional revenue share that you earn from your technology partner ecosystem. As the estimate of market opportunity for ecommerce platforms appears to include spend on both software-as-a-service (“SaaS”) and legacy software, please also discuss the effect that the continued strength of legacy software may have on such estimate. In this regard, we note your disclosure that legacy software is still prevalent for the largest retail businesses and that only within the last five years have multiple SaaS options begun to challenge legacy software leaders in the small, mid-market, and large enterprise segments. Also, while we note your discussion of the disadvantages of legacy software throughout the prospectus, please address whether there are any material risks and challenges that legacy software has posed, or is expected to continue to pose, to your business. In this regard, the first risk factor on page 35 suggests that the challenge of converting businesses from legacy software to SaaS is magnified in the case of highly regulated industries.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 35 and 83 of Amendment No. 1. The Company respectfully advises the Staff that it believes any continued strength of legacy software would not change the estimate of the market opportunity, only the rate at which the Company can gain market share within the addressable market. The Company believes its SaaS ecommerce platform is capable of replacing legacy ecommerce platforms such that its platform is not precluded from competing with legacy platforms for every dollar of spend in the stated market opportunity. The Company recognizes that legacy software had the advantage of being the platform of choice prior to the rise of SaaS ecommerce platforms. However, the Company does not believe legacy software has any other advantages over SaaS ecommerce solutions that pose material risks to its business beyond the risks described in Amendment No. 1.

Division of Corporation Finance

February 14, 2020

Our solution, page 6

3.    Please provide support for the assertion that you are the leading open SaaS platform for cross-channel commerce.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 84 of Amendment No. 1. In addition, the Company respectfully directs the Staff to the third full paragraph on page 2 and the second full paragraph on page 81 of Amendment No. 1, where it cites BuiltWith.com’s ranking of it as the world’s second most-used SaaS ecommerce platform among the top one million sites globally by traffic. In addition to this ranking, the Company believes it is uniquely positioned among leading SaaS ecommerce platforms due to the open nature of its platform and the resulting flexibility and connectivity to external applications and services.

Risk Factors

Our success depends in part on our partner-centric . . ., page 21

4.    You disclose that certain of your strategic technology partners, including PayPal, Google, and Stripe, generate significant revenue for you. In this regard, we also note your disclosure in Note 2 to the financial statements on page F-11 that one partner represented 12% of your revenue for the fiscal year ended December 31, 2018. To the extent that any particular partner has continued to represent a significant portion of your total revenue and the loss of such partner would have a material adverse effect on your business, please enhance this risk factor by highlighting that fact and specifying the partner from which you derive that revenue, and describe the material terms of the contract governing such relationship. Also, please clarify whether your contracts with strategic technology partners are cancelable.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 21 of Amendment No. 1. In addition, the Company respectfully advises the Staff that while the loss of certain strategic technology partners could be material, it does not believe the loss of any particular partner would have a material adverse effect on its business.

Risks related to owning our Series 1 common stock and this offering, page 41

5.    Please address in a risk factor the extent to which your directors, executive officers, and persons holding more than five percent of the outstanding shares of Series 1 common stock will be able to exercise significant influence over any vote of the Series 1 stockholders after the offering, as well as the anti-takeover implications of such concentration. Also, disclose the percentage of the Series 1 common stock that they will together beneficially own following the offering in the prospectus summary.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 42 of Amendment No. 1.

Division of Corporation Finance

February 14, 2020

The provision of our amended and restated certificate of incorporation requiring . . ., page 47

6.    You state that the exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the Securities Act of 1933 or the Securities Exchange Act of 1934. The corresponding disclosure on page 125, however, indicates that the provision will require that claims arising under the federal securities laws must be brought in a state or federal court located within the State of Delaware. Please revise to reconcile these disclosures and clarify whether the exclusive forum provision will apply to claims arising under the federal securities laws in any manner. If the provision will apply to claims arising under the federal securities laws, state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If the provision will not apply to claims arising under the federal securities laws, please also ensure that the provision states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any claims arising under the federal securities laws.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 128 to 129 of Amendment No. 1.

Market, Industry, and Other Data, page 49

7.    We note that you cite estimates and statistics from a number of third-party publications and reports throughout the prospectus. In addition to identifying the third parties, please provide the name and date of each publication or report that you reference.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 49 of Amendment No. 1.

Division of Corporation Finance

February 14, 2020

Use of Proceeds, page 50

8.    Please identify any executive officer, director or any of their affiliates who will be receiving offering proceeds pursuant to the Series F Dividend, and quantify the amount each will receive. Provide this disclosure in the aggregate under the summary of the offering on page 12.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 13, 50 and 120 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 60

9.    You disclose here and throughout the prospectus that the 60,000 online stores that you serve represents your customer base. As your customers may have multiple stores running on your platform and your growth strategy is dependent in part on selling additional stores to existing customers, please contextualize this disclosure by providing the number of businesses and stores on your platform for each period presented. Also, given your particular focus on acquiring, retaining, and growing your mid-market and large enterprise customer base and the fact that the increase in the number of mid-market and large enterprise customers has been one of the primary contributors to your revenue growth, please break out such information by type of business. In this regard, we note the growth in your mid-market and large enterprise customer base is not clear because your accounts with annual contract value (“ACV”) greater than $2,000 metric includes not only customers on Enterprise plans but also customers on Pro plans and customers with multiple plans that together exceed such threshold. Finally, in light of the strategic importance of large enterprises to your business and your statement that the power of your platform to support their growth better than legacy software is “evidenced by the large and growing number of category leaders and Global 2000 businesses that select you as their ecommerce platform of choice,” please also specify the number of large enterprise businesses and stores on your platform for each period presented.

Response: The Company respectfully advises the Staff that the difference between the number of stores on the Company’s platform and the number of customers operating stores on its platform is not material. As such, the Company believes the marginal benefit to investors of disclosing the number of customers is outweighed by the potential confusion to investors in providing similar figures with significant overlap between them. In addition, the 60,000 online stores statistic is included merely to demonstrate to investors the current scale of platform usage and is not a key business metric that the Company anticipates reporting on a quarterly basis.

Division of Corporation Finance

February 14, 2020

The Company also respectfully advises the Staff that its plan names of “Enterprise” and “Pro” are not necessarily indicative of the type of customers that use those plans. However, the Company believes the vast majority of its large enterprise customers are using its Enterprise Plan, and in response to the Staff’s comment 14 below, the Company has added disclosure regarding “enterprise account” ARR. Notwithstanding the foregoing, the Company does not view these items, or the number of large enterprise customers, as key business metrics on which it intends to report on a quarterly basis.

The Company uses the key business metric “accounts with ACV greater than $2,000” because it gives management an accurate representation of the Company’s position in the market for ecommerce platforms: mid-market and large enterprise customers. The Company believes it is important to its market positioning and strategic vision to track and report on mid-market and large enterprise customers together in this cohort of accounts with ACV greater than $2,000, regardless of which of the Company’s plans customers are using.

Key factors affecting our performance, page 63

10.    Please discuss whether there are any material challenges related to retaining and growing your existing customers that you have faced or expect to continue to face. In this regard, we note that growth in subscription solutions revenue in fiscal year 2019 appears to have been primarily driven by the acquisition of new customers. Further, we note your net revenue retention has fluctuated between negative and positive rates for the periods presented. For additional context, please also disclose the average fixed term of your existing non-cancelable enterprise contracts.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 62 of Amendment No. 1.

Key business metrics, page 63

11.    In your explanation of the computation of annual revenue run-rate, you indicate that monthly recurring revenue includes contractual growth adjustments as customers’ businesses grow past contracted order thresholds. Please clarify whether you include the actual adjusted fees once the customers’ business has reached the threshold or an estimated amount.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 63 of Amendment No. 1. The Company respectfully advises the Staff that it includes growth adjustment revenue in ARR in the month following actual invoicing to the customer for actual orders past threshold. These are actual amounts, not estimates.

Division of Corporation Finance

February 14, 2020

Key business metrics, page 63

12.    In your explanation of the computation of average revenue per account for accounts above the ACV threshold, please clarify the period you use to determine the amount of customer-billed revenue and the allocated amount of partner and services revenue included in the calculation.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 63 to 64 of Amendment No. 1.

Key business metrics, page 63

13.    Please provide an analysis explaining how changes in your key business metrics correspond to changes in revenues for the periods presented. For example, address the decrease in both the number and the net retention rate of accounts with ACV greater than $2,000 as of June 30, 2018 compared to March 31, 2018. Refer to the Instructions to Item 303(a) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 63 to 64 of Amendment No. 1. The Company respectfully advises the Staff that changes in its key business metrics do not necessarily correspond with changes in its revenue. For example, the Company’s net revenue retention of accounts with ACV greater than $2,000 could decrease due to a number of factors, including customer churn or the loss of certain partner and services revenue for continuing customers, however the impact on revenue could be offset by other factors, including new customer acquisition, store launches, and revenue growth in accounts with ACV less than $2,000.

Key business metrics, page 63

14.    You disclose the percentage of your ARR generated from accounts with greater than $2,000 ACV for each period presented. Please also disclose the percentage of ARR generated from customers on your Enterprise plan for each period presented. In this regard, we note that as of December 31, 2019, such customers generated “approximately half” of your ARR.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 64 of Amendment No. 1.

Division of Corporation Finance

February 14, 2020

Liquidity and capital resources, page 72

15.    You state that you believe the net proceeds received from this offering will be sufficient to meet your working capital and capital expenditure needs and your debt service obligations for at least the next 12 months. As it appears that you have identified a material liquidity deficiency and continue to have substantial doubt as to your ability to continue as a going concern, please disclose the minimum period of time that currently available capital resources will allow you to conduct planned operations and satisfy your obligations, as well as the minimum dollar amount of funding required to remain in business for at least the next 12 months. Also, highlight this risk in a separately captioned risk factor. Refer to Item 303(a)(1) and (2) of Regulation S-K and Section IV of SEC Release No. 33-8350.

Response: The Company respectfully notes the Staff’s comment and will address this comment in a subsequent amendment to the Draft Registration Statement.

Notes to Consolidated Financial Statements

Note 2. Summary of significant accounting policies

Revenue recognition, page F-11

16.    We note from your disclosure in the second to last paragraph on page 64 that you generally recognize revenue for enterprise contracts ratably over the term of the contract by estimating the total consideration to be received over the contract term. Please disclose the methods, inputs, and assumptions used in estimating the transaction price for enterprise contracts. Refer to ASC 606-10-50-20.

Response: In response to the Staff’s comments, the Company has revised its disclosures related to its description of enterprise contracts on page 65 and accounting policy on page F-12 of Amendment No. 1. The Company respectfully advises the Staff that Enterprise plan contracts are generally comprised of a single performance obligation to provide access to its platform. The transaction price for these contracts is comprised of fixed subscription fees and variable transaction-based fees. The Company has concluded that allocating transaction-based fees to the period when billed or billable meets the allocation objective after considering all fixed fees and payment terms within the contract.

Division of Corporation Finance

February 14, 2020

Note 9. Stockholders’ equity (deficit)

Preferred stock, page F-23

17.    Please revise to disclose the number of shares into which your preferred stock is convertible into at the balance sheet date. Refer to ASC 505-10-50-6(b).

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-23 of Amendment No. 1.

General

18.    Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company will provide to the Staff on a supplemental basis copies of the written communications, as defined in Rule 405 under the Securities Act, that have been presented to potential investors in reliance on Section 5(d) of the Securities Act.

* * * *

Division of Corporation Finance

February 14, 2020

We and the Company appreciate the Staff’s attention to the review of the Draft Registration Statement. Please do not hesitate to contact me at (512) 457-7126 if you have any questions regarding this letter or Amendment No. 1.

Very truly yours, DLA Piper LLP (US) /s/ Samer Zabaneh Samer M. Zabaneh Partner DLA Piper (US) LLP

Enclosures

cc:	Brent Bellm (BigCommerce Holdings, Inc.)

Jeff Mengoli (BigCommerce Holdings, Inc.)

Chuck Cassidy (BigCommerce Holdings, Inc.)

Justin Bowes (BigCommerce Holdings, Inc.)

Joseph Fore (DLA Piper LLP (US))

Drew M. Valentine (DLA Piper LLP (US))

Nicole Brookshire (Cooley LLP)

Darren DeStefano (Cooley LLP)

Mark Ballantyne (Cooley LLP)